UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒                              Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

OR

☐                                 Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File number 1-7933

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aon Savings Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aon Corporation
200 E. Randolph Drive
Chicago, Illinois 60601

S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee acting as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

AON SAVINGS PLAN

BY THE COMMITTEE

/s/ JOHN A. RESCHKE
John A. Reschke

Date:
June 28, 2007

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AON SAVINGS PLAN

Years Ended December 31, 2006 and 2005

With Report of Independent Registered

Public Accounting Firm

Employer Identification Number 36-3051915

Plan # 020

AON SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Years ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Participants and Investment and Administrative Committees
Aon Savings Plan

We have audited the accompanying statements of assets available for benefits of the Aon Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chicago, Illinois June 22, 2007

Employer Plan Identification # 36-3051915 Plan # 020

AON SAVINGS PLAN
Statements of Assets Available for Benefits

(in thousands)

	December 31
	2006	2005
Assets:

Investments, at Fair Value:
Aon Corporation Common Stock	$288,185	$324,206
Brokerage Accounts-Other Common and Preferred Stocks and Mutual Funds	13,793	11,257
Investments held in Mutual Funds:
State Street Global Advisors Short Term Investment Fund	278,265	250,649
Vanguard REIT Index Fund	114,565	82,888
Vanguard Admiral Intermediate Term Treasury Fund	67,206	71,187
Vanguard Capital Opportunities Fund	90,746	71,764
T. Rowe Price Growth Stock Fund	40,738	29,225
Dodge & Cox Common Stock Fund	239,303	199,629
PIMCO Total Return Fund	58,923	53,863
Managers Special Equity Fund	53,266	51,454
Wells Fargo Small Cap Value Fund	27,842	15,256
American Funds Euro-Pacific Growth Fund	143,293	102,110
Investments held in Collective Trusts:
Ned Davis Research Asset Allocation Strategy Fund	130,381	129,125
State Street Global Advisors S&P 500 Strategy Fund	257,884	243,785
State Street Short-Term Investment Fund	2,800	2,086
Participant Loans	24,153	23,686
	1,831,343	1,662,170

Contributions Receivable:
Participant Contribution Receivable	2,431	2,508
Company Contribution Receivable	20,233	17,824
	22,664	20,332

Investments Receivable:
Dividends declared - American Funds Euro-Pacific Growth Fund	—	5,293

Assets Available for Benefits	$1,854,007	$1,687,795

See notes to financial statements.

Employer Plan Identification # 36-3051915 Plan # 020

AON SAVINGS PLAN
Statements of Changes in Assets Available for Benefits

(in thousands)

	December 31
	2006	2005
Net Investment Income
Interest Income	$17,570	$10,712
Net Appreciation in Fair Value of Investments	113,013	162,380
Aon Corporation Dividends	4,929	6,201
Other Dividends	50,605	31,610

Total Net Investment Income	186,117	210,903

Contributions
Company	49,432	48,030
Participants	90,991	90,127
Rollovers	6,665	5,390

Total Contributions	147,088	143,547

Other Changes

Benefit Payments	(165,084)	(206,007)
Management and Administrative Fees	(1,909)	(2,052)

Total Other Changes	(166,993)	(208,059)

Net Increase in Assets Availablefor Benefits	166,212	146,391

Assets Available for Benefits at Beginning of Year	1,687,795	1,541,404

Assets Available for Benefits at End of Year	$1,854,007	$1,687,795

See notes to financial statements.

Employer Plan Identification # 36-3051915 Plan # 020

AON SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

1.                                     Description of Plan

General

The Aon Savings Plan (the Plan) was authorized by the Board of Directors of Aon Corporation (the Company or Plan Sponsor). It is a defined contribution plan with a salary deferral feature and an employee stock ownership (ESOP) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2004, the Aon Retirement Account was established as a separate account under the Aon Savings Plan. The Aon Retirement Account is intended for employees hired after January 1, 2004 who are not eligible for participation in the Aon Pension Plan.

Effective January 1, 2003, the Aon Common Stock Fund and the ESOP Allocated Fund were merged into a single fund called the Aon Common Stock ESOP Fund. Participants have the option to reinvest dividends in additional shares of Aon common stock in the Plan or receive dividends in cash. Additionally, effective January 1, 2003, participants are allowed to immediately diversify any Company matching contributions allocated to the Aon Common Stock ESOP Fund (ESOP Fund).

The following description of the Plan provides only general information. Participants of the Plan should refer to the Summary Plan Description for a more complete description of the Plan.

Eligibility and Participation

Employees other than field sales agents or employees scheduled to work less than 20 hours per week are immediately eligible to participate. Field sales agents and employees scheduled to work less than 20 hours per week are eligible to participate after completing one year of service. Participants must complete one year of service to be eligible for Company matching contributions.

Contributions

Participant — Participant contributions are made by means of regular payroll deductions. Non-highly compensated participants, as defined by the Internal Revenue Code (IRC), may elect to make contributions between 1% and 25% of their compensation, as defined by the Plan. Highly compensated participants, as defined by the IRC, may elect to make contributions between 1% and 10% of their compensation, as defined by the Plan. Participant contributions are limited to amounts allowed by the Internal Revenue Service (IRS). Accordingly, the maximum participant contribution was $15,000 in 2006 and $14,000 in 2005. In addition to regular participant contributions, catch-up contributions of up to $5,000 for 2006 and $4,000 for 2005 were allowed for any participants who were age 50 or older during the Plan year.

The Aon Retirement Account is funded entirely by Company contributions. No employee contributions are allowed. The Plan does not guarantee Company contributions however it is intended the Company will make an annual contribution to the account of eligible employees. The amount of the contribution may increase with length of service of the employee and other factors deemed relevant by the Board.

Company — The Company contributes an amount equal to 50% of the first 6% of a participant’s compensation that a participant contributes to the Plan (75% of a participant’s compensation up to 4% for employees of Aon Human Capital Services, LLC). This contribution will be made concurrent with participant contributions. For 2005, employees of the Human Resources Outsourcing Group received 100% of the first 3% that a participant contributed plus a further contribution equal to 75% of the next 3% of compensation contributed. The Company may make a further discretionary contribution based on employee contributions of up to 6%. The amount of this contribution is determined by the Aon Board of Directors.

Investment Options

Both participant and Company contributions to the Plan will be invested in any of the various investment alternatives offered by the Plan in any whole percentages as directed by the participant. Additionally, a Self-Managed Account is offered whereby participants can invest their self-directed contributions in various stock, mutual funds and other investments.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of a) the Company’s contributions and b) Plan earnings (losses). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are fully vested in their contributions plus actual earnings of the Plan. Participants become 100% vested in the employer contributions (excluding amounts in the Aon Retirement Account) after five years of plan service, according to a graded vesting schedule.

Participants become fully vested in the Aon Retirement Account after five years of service

Forfeitures of $2,768,000 for 2006, and $2,300,000 for 2005 were used to provide partial funding for Company contributions and to pay other expenses of the Plan.

Benefit Payments

Upon retirement or termination of service, a participant will receive a lump sum payment equal to his or her vested balance. The participant may elect to receive this payment directly or to be rolled into another Plan or IRA. Vested amounts of the ESOP may be received in cash or Aon Common stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Participant Loans

Under the loan provision of the Plan, each participant is permitted one loan in a twelve month period and the outstanding balance of all loans made to a participant may not exceed the lesser of $50,000 or 50% of the vested portion of the participant’s account, excluding the ESOP and Aon Retirement Account portion of the account. The interest rate for each loan is equal to 1% plus the prime rate as quoted in The Wall Street Journal for the last day of the month preceding the loan request. Loans are made for a period of up to five years, except for residential loans that have a fixed repayment period of up to fifteen years.

2.                                     Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition

Investments in mutual funds and common stock are carried at fair value, which for marketable securities is based on quotations obtained from national securities exchanges. Investments in collective trusts are carried at redemption value as determined by the applicable trust on the last day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Realized gains or losses on investments are the difference between the proceeds received and the cost of investments sold as determined on a first-in, first-out basis. The change in the difference between fair value and the cost of investments is reported as unrealized appreciation or depreciation of investments.

Administrative Expenses

Administrative expenses of the Plan, including expenses of the Trustees, are paid from the Plan assets, except to the extent that the Company, at its discretion, may decide to pay such expenses. The Company did not pay any Plan expenses in 2006 or 2005.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.                                      Investments

State Street Bank and Trust Company is the Trustee and custodian for all Plan assets. The Trustee is a named fiduciary under ERISA. The Trustee is a party-in-interest to the plan as three investment fund options are State Street funds.

During 2006 and 2005 the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows (in thousands):

	December 31
	2006		2005
	Fair Value	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments During the Year	Fair Value	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments During the Year
Investments, at fair value:
Aon Corporation Common Stock	$288,185	$(4,760)	$324,206	$115,249
Brokerage Accounts-Other Common and Preferred Stocks and Mutual Funds	13,793	1,214	11,257	391
Investments in Mutual Funds:
State Street Global Advisors Short Term Investment Fund	278,265	—	250,649	—
Vanguard REIT Index Fund	114,565	24,361	82,888	4,544
Vanguard Capital Opportunities Fund	90,746	7,734	71,764	5,248
Wells Fargo Small Cap Value Fund	27,842	265	15,256	(880)
Dodge & Cox Common Stock Fund	239,303	23,389	199,629	10,598
PIMCO Total Return Fund	58,923	(595)	53,863	(970)
Managers Special Equity Fund	53,266	(1,956)	51,454	(1,878)
T. Rowe Price Growth Stock Fund	40,738	3,690	29,225	2,460
American Euro-Pacific Growth Fund	143,293	14,631	102,110	13,087
Vanguard Admiral Intermediate Term Treasury Fund	67,206	(753)	71,187	(2,594)
Investments in Collective Trusts:
Ned Davis Research Asset Allocation Fund	130,381	9,454	129,125	4,806
State Street Global Advisors S&P 500 Strategy Fund	257,884	36,339	243,785	12,319
State Street Short-Term Investment Fund	2,800	—	2,086	—
Total	$1,807,190	$113,013	$1,638,484	$162,380

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows (in thousands):

	December 31
	2006	2005
Aon Corporation, Common Stock	$288,185	$324,206
Investments in Mutual Funds:
State Street Global Advisors Short Term Investment Fund	278,265	250,649
Dodge & Cox Common Stock Fund	239,303	199,629
American Euro-Pacific Growth Fund	143,293	102,110
Vanguard REIT Index Fund	114,565	*
Investments in Collective Trusts:
Ned Davis Research Asset Allocation Strategy Fund	130,381	129,125
State Street Global Advisors S&P 500 Strategy Fund	257,884	243,785

*Below 5% threshold.

4.            Income Tax Status

The Plan has received a determination letter from the IRS dated October 1, 2003, stating that the Plan is qualified under section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5.            Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Employer Identification # 36-3051915 Plan # 020

AON SAVINGS PLAN
Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

	Number of Shares	Current Value
Identity of Issuer	Principal Amount	(thousands)
Aon Common Stock ESOP Fund

Common Stock

Aon Corporation Common Stock, 1.00 par*	8,150,116	$288,025

Short Term Investment Fund

Mutual Fund

Investments held in the State Street Global Advisor Short Term Investment Fund*	278,265,127	$278,265

Total Return Fund

Collective Trust

Investments held in the Ned Davis Research Asset Allocation Strategy Fund	9,066,412	$130,381

Common Stock Index Fund

Collective Trust

Investments held in the State Street Global Advisors S&P 500 Strategy Fund*	960,916	$257,884

Real Estate Securities Fund

Mutual Fund

Investments held in the Vanguard REIT Index Fund	6,784,893	$114,565

Employer Identification # 36-3051915 Plan # 020

AON SAVINGS PLAN
Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006
(continued)

	Number of Shares	Current Value
Identity of Issuer	Principal Amount	(thousands)
Vanguard Capital Opportunities Fund

Mutual Fund

Investments held in the Vanguard Capital Opportunities Fund	1,070,668	$90,746

Dodge & Cox Common Stock Fund

Mutual Fund

Investments held in the Dodge & Cox Common Stock Fund	1,559,047	$239,303

PIMCO Total Return Fund

Mutual Fund

Investments held in the PIMCO Total Return Fund	5,648,467	$58,923

T. Rowe Price Growth Stock Fund

Mutual Fund

Investments held in the T. Rowe Price Growth Stock Fund	1,285,070	$40,738

Managers Special Equity Fund

Mutual Fund

Investments held in the Managers Special Equity Fund	640,732	$53,266

Employer Identification # 36-3051915 Plan # 020

AON SAVINGS PLAN
Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006
(continued)

	Number of Shares	Current Value
Identity of Issuer	Principal Amount	(thousands)
Vanguard Admiral Intermediate Term Treasury Fund

Mutual Fund

Investments held in the Vanguard Admiral Intermediate Term Treasury Fund	6,237,207	$67,206

American Euro-Pacific Growth Fund

Mutual Fund

Investments held in the American Euro- Pacific Growth Fund	3,076,230	$143,293

Wells Fargo Small Cap Value Fund

Mutual Fund

Investments held in the Wells Fargo Small Cap Value Fund	896,692	$27,842

Other Common and Preferred Stocks and Mutual Funds (Self-Managed Funds)

Brokerage Accounts

Investments held in other common and preferred stocks and mutual funds and other investments	13,791,383	$13,793

Investments held in Aon Corporation Common Stock*	4,534	$160

Investment held in the State Street Short-Term Investment Fund*	2,800,385	$2,800

Participant Loans (5.00% - 10.5%)	—	$24,153

		$1,831,343

*Party in interest transaction not prohibited by ERISA.